                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

         (To be filed in duplicate. If acknowledgment is desired, file in triplicate).


1.       Name and business address of persons filing statement.

         See attached Exhibit A.

2. Names and business addresses of any persons through whom the undersigned propose to act in matters included within the exemption provided by paragraph (b) of Rule 71.

         None.

3. Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

         Conectiv and its subsidiaries.

4. Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

         See attached Exhibit B.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

         See attached Exhibit C.

         (b)      Basis for compensation if other than salary.

                  None.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

         Not applicable.


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         (a)      Total amount of routine expenses charged to client:


         (b)      Itemized list of all other expenses:



Date:    December 7, 1998


                  Conectiv


                  By: /s/ Joyce Koria Hayes
                      Joyce Koria Hayes


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                                    EXHIBIT A


Names, corporate affiliations and business addresses of individuals who may act during 1998, 1999 and 2000 in matters included within the exemption provided by paragraph (b) of Rule 71:

                                    Conectiv

Joyce Koria Hayes

the business address of whom is 7 Graham Court, Newark, DE 19711.




                                    EXHIBIT B

                                    Conectiv

Name                                       Position
Joyce Koria Hayes                          Special Counsel

                                    EXHIBIT C

                                    Conectiv

Name                       Prior Year Compensation             To Be Received
Joyce Koria Hayes          63,600                              90,000